FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of January 2009 (Report No. 1)
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


             12 Amal Street, Park Afek, Rosh Ha'ayin, 48092, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes____                      No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:


Exhibit 99.1 Press Release: TTI Telecom Announces Internal Investigation of Telesens Acquisition, dated January 28, 2009.
Exhibit 99.2 Press Release: TTI Telecom Introduces TrafficGuard 2.0, dated January 21, 2009.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TTI Team Telecom International Ltd.


Date: January 29, 2009                   By:/s/ Tali Cohen-Tueg
                                            -------------------
                                         Tali Cohen-Tueg
                                         Acting Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit


Exhibit 99.1 Press Release: TTI Telecom Announces Internal Investigation of Telesens Acquisition, dated January 28, 2009.


Exhibit 99.2 Press Release: TTI Telecom Introduces TrafficGuard 2.0, dated January 21, 2009.